Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp.

Commission File No. 001-40457

Date: April 5, 2023

On April 3, 2023, Nick Ayers, an investor in, and informal advisor to, PSQ Holdings, Inc. (“PSQ”), who is also expected to be nominated to become a director upon the completion of PSQ’s proposed business combination with Colombier Acquisition Corp. (“Colombier”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated February 27, 2023 with Colombier, among other parties, a copy of which was previously filed with the Securities and Exchange Commission (the “Commission”) as an exhibit to Colombier’s Current Report on Form 8-K filed with the Commission on February 28, 2023, made the following statements regarding the proposed transaction that is the subject of the Merger Agreement as part of a podcast interview in which he participated.

The Will Cain Podcast – Interview with Will Cain and Nick Ayers

The Will Cain Podcast

April 3, 2023

Will Cain: It’s the power of fear. If anyone questions your point earlier in the motivation to base, I think it is the base. Greed, forget Wall Street the movie, it's not greed. The base human level motivation is fear and if you doubt that, watch Richard Dawkins with Piers Morgan. I want to go back into PublicSq. Okay. So tell me if I'm characterizing it right. To me, it looks like maybe the best parallel is Yelp. It's a place where consumers can go and app on their phone and find businesses of any of any industry that to your description a moment ago, share their values. Coffeehouse, leisurewear. But it's local, right? I mean, it's on a map. If I live in Southern California, I pull it up and I can see businesses in my vicinity that share my values. Is that a fair description?

Nick Ayers: That's it. In some places, it’s very ironic where most of the businesses have signed up. So if you're in Seattle, or if you're in Southern California, or if you're in Chicago, Illinois, when you go local, uh, you have a lot of options. And it's counterintuitive of -- wait a minute, there are all these freedom loving businesses in Chicago and Seattle, and you know, Southern California? And it's in response to -- those were the ones -- those small, medium sized businesses were the ones hardest hit with horrific COVID policies that attempted to put them out of business. And so that is one angle -- the local angle. And there are other markets where PulbicSq.’s got a lot of work to do. And I would say to your listeners, if you've owned small, medium sized businesses, whether it's a product or service industry, you know, you should register on PublicSq. There's probably now over a million users of it, it’s free to sign up and your business will get a lot of free publicity because it's exactly what Will said. It's Yelp-like, the differentiator is outside of the local option. And it's the feature I use more often than not, is just the products you can find from around the country and it's the marketplace so it's how I found an amazing cooler. It's how I found awesome socks. You know, I get my coffee from the company. I think they're based in Portland, Oregon. And you know, most of it is, you know, two days shipping, two or three days shipping. And so it's, it's both of those, Will, it's both a local angle and a national angle. And for businesses to sign up, they agree - they have to agree with the five values that are listed on PublicSq.’s website that are - that are not Republican or Conservative.

Will Cain: Can you tell me those values?

Nick Ayers: Yeah, I will, let me pull them up. But it's five values that essentially say we're pro constitution. We believe in the sanctity of every life. We're pro capitalism, and we commit to never spending our money on any American values or anything anti-constitutional. That's the gist of it. So businesses, to get on the platform, all they have to do is affirm that, hey, we won't take any of our profits and reinvest them in politics or nonprofits that are counter to these values and so businesses can sign up for free and then consumers can find those businesses for free. From an investment standpoint, there are two big things happening at PublicSq. that I'm excited about. One is they're on track to go public. Right now they're listed under $CLBR, which is the company that has acquired them for the purposes of going public. And so the stock is, you know, the stock ticker will change to PSQ once the SEC approves the merger, so that's exciting because the company will soon have a lot more capital to scale and grow. But just on a very, you know, practical level, consumers have the ability to to support PublicSq. by downloading the app or business owners can sign up for free.

Will Cain: There you go. Hey, um, so, a couple of questions. I hope I have the time with you to ask you this about PublicSq. How do you vet - so anybody can say our firm these values. How do you vet businesses inside PublicSq.?

Nick Ayers: Michael's got a great team, that's a team that's all they do is determine, you know, is this a real business? Do they have a real website? Do they have quality products? And is there any evidence that they fall outside of our values? So they have a vetting team. And then we have a very active community on the PublicSq. app that, I don't think he’s had any cases of this, but were there to be businesses that sort of were duplicitous, right? Representing themselves on one side one way and on the other side another, then our consumers would call that, call that out and they've signed a contract saying we will stick to these values. So if they breached that contract, then they’d no longer be affiliated with PublicSq. I lost my train of thought a minute ago. The second big thing that will soon happen as you know, in addition to having this marketplace, both local and national, PublicSq. will soon have some of their own products and the team that Michaels assembled who are DTC experts that will launch very high quality products that align with people's values on very sensitive and important topics in all of our lives will be exciting. So look for a major announcement.

Will Cain: Well that leads me to this question. What's in - this kind of will bring our conversation full circle in talking about, you know, the motivations of various CEOs or corporations to distance himself from American ideals. What is the profit mechanism for PublicSq.? Do you take advertising from the businesses? Do you take transactional fees? Should something be ordered through PublicSq.? How do you guys make money?

Nick Ayers: Anyone can sign up for free that aligns with the values the -- the value prop right now to PublicSq. is that those who want to be promoted to the audience in a more targeted way? We have a very high click-through rate on a huge email distribution list. We have the ability to push notifications directly to you know, people screens, and so companies advertise with PublicSq., and the feedback again, I come at this as initially a potential investor and who went through nearly five months of due diligence with the company. So, I would call other companies who were advertising with PublicSq. and ask them about their experience and those who are spending advertising dollars against it would make comments like you know, we're getting a 10x return on our PSQ advertising dollars over our Meta advertising dollars. We, I, had a company, a company in the let's just say in the health industry that said I had to text Michael two days into their paid advertising campaign for my company to tell them to shut it down. Our customer service center could not handle the orders. And that in that is -- the -- tends to be more the rule than the exception is the companies that pay for the data to hyper target a consumer, you know, to find consumers through the platform, have had have had very good results but there are other profit centers in the future, Will, that Michael and his team have in the roadmap that won't be advertising, you know, advertising dollars alone.

Will Cain: Well I believe you on that return on investment for advertising, and I believe that if you guys reach critical scale, you're going to find an audience, the demand is there. I see it firsthand on Fox, by the way, hosting Fox and Friends. It's so fun. You know, almost every weekend, we host small businesses to come in who - Soldier Socks, for example, has been on Fox and Friends and it's really fun to say to these guys, and we're talking about a three minute television hit where some of these guys actually get 45 seconds because it's divided into three companies and say pull up your app.

Nick Ayers: Right.

Will Cain: What you know - do you have an app that tracks you know traffic or orders pull it up? And in the wake of an appearance the it will absolutely, not spike, but hockey stick up. Which I think you can say okay, that's a testament to Fox. What I think it's a testament to is a customer pool ready, willing and engaged to become the customer of a business that reflects their values and to your point, has a quality product and I think another pressure point is you got to have ease of use which - which brings you guys, PublicSq., back in. People -- people want to have values. But the truth is, it's got to be easy. It can't be hard.

Nick Ayers: That’s it. Nope.

Will Cain: I don't drive 20 miles to get the thing I want when the one that defies my values is one mile away, you know.

Nick Ayers: Will, that's exactly it. I mean, because at the end of the day, you only believe what you and I believe if you're also really a capitalist, which means for my money, I want the best product at the lowest price with the most excellent customer service. So the values alignment just has to be the icing on the cake.

Will Cain: Right.

Nick Ayers: It can't be the whole recipe. And the opportunity I see for this company is that if you think that there are 100 million Americans who are who are fed up with how out of touch most of the companies that they are doing business with are, and then you say okay, well, who actually who can I name off the top of my head who aligns with my values, what I think the ordinary Nick or Will would say, and we're ordinary people, but if you just sort of ask them cold on the street, I think they probably go well I can -- I can buy a pillow. I can buy a chicken sandwich. I can go to Hobby Lobby. And beyond that, you know, maybe they can buy some gold coins from a broker who advertises, but like beyond that. So I look at that and I go, okay, the opportunity for those companies who are willing to do it right with excellence and who can attract the talent and the capital. The opportunity is enormous.

Will Cain: Yes.

Nick Ayers: Because what I just named is not even a tenth of a tenth of a tenth of a percent of the American GDP of this 100 million person marketplace. So, that's what I think the opportunity is. The other thing I love about PublicSq. is that the whole design is to create dozens, if not over time, hundreds of winners. This isn't displacing a bunch of other people. It's hopefully inspiring hundreds and hundreds and one day thousands of more, you know, very large companies at scale. By the way, they're already hundreds of thousands of companies on the platform, but I'm saying that it would inspire hundreds of thousands more to be created.

Will Cain: Yes.

Nick Ayers: You have excellent products and customer service, and by the way, reinvest them in causes that are in line with our American values.

Will Cain: Man, that's what excites me. I'm really thrilled to hear about PublicSq. But the parallel economy, you guys are actually doing it not just talking about it. And the real inspiration for me is not just your success, but the potential for as you just say, the hundreds, the thousands, who knows how big it can be, of companies that can serve what I think is an obvious demand. You can start a company with quality, with talent, with ease of use, and I promise you, there's an audience waiting. You know, back to the puritanical thing, who's just waiting for it to be made easy, you know, replace my Netflix subscription please someone. Fox Nation, Daily Wire, replace, you know, my Paramount subscription, replace Nikes. I think there's a ton of people ready if - the American way, which is entrepreneurialism and risk tolerance, can step up.

Nick Ayers: Yeah, the – the -- I guess my final sort of swing thought, or major takeaway, is if I thought the solution to reuniting the country, which is what I yearn for, for us all, you know, irrespective of -- which is what made America great from the beginning, like, irrespective of our skin color, or our religious convictions, whether we have them or not, or where we're from or whether we were rich or poor, like we were the only place in the world that we're united by the -- the ideal with something bigger and greater than that, which is we're Americans. My desire is not for there to create a division --

Will Cain: Yeah.

Nick Ayers: --or this parallel economy to be the permanent solution. But I came to two conclusions. One is the political solution is not enough. Because I was in the middle and a pretty senior level of when we had a Republican in the White House and we controlled you know, the -- when we controlled Congress. And what I saw there is that the way, you know, the business community, the global business community, had built up in the power and influence they had, and how out of line that was with our country's values -- that we no longer -- if you believe what we believe, we can no longer say, well, we won an election, therefore we're going to succeed. I saw -- I was in the belly of the beast. Okay? That's not enough anymore. So then, so then what is? The only way to bring us back together is to actually inflict some economic consequence where these big companies that for forever loved this country and were loyal to this country and its constitution and its values, where -- where soon they say, you know what, maybe this whole division stuff and trashing the country and -- and crapping on the heads of 100 million people who have Judeo-Christian values. Maybe we should stop doing that.

Will Cain: Yeah, yeah.

Nick Ayers: Hey, that’s my take, that's my -- you know, I would love a scenario -- I'll take one or two scenarios where PublicSq. either becomes when they so big that it displaces them and they learn the ultimate lesson, or that the economic consequences become so obvious in the coming years that they back off of it and say, you know what, we're going to just get back to creating a product and delivering it to these Americans at the best cost and -- and maybe not investing in nonprofit groups that seek to divide and destroy our values. That's -- that, and I think the only way we get there is when we -- when our consumers and when the people listening to your show that love this country, wake up and create some discipline around. Who am I giving my money to? And do they hate me? Like, this is not a complicated question. And if you just look at what they're saying, many of them do. They literally say we don't want your business.

Will Cain: There you go. Check them out. I think we definitely all should check it out. Download it, PublicSq. Nick Ayers, thank you so much, man.

Nick Ayers: Hey, I enjoyed it. This was - this was fun. And I look forward to doing it again. Thanks for having me.

Will Cain: Have fun hunting. Have fun scouting.

Nick Ayers: Yeah, yeah, that's right. Yeah. I am not hunting before the official opening season.

Will Cain: Right. That was awesome. Nick, thank you so much, man.

* * * * *

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: IRCLBR@longacresquare.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ Holdings, Inc. (“PublicSq.”) and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering (“IPO”), Colombier’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, and for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement (as defined below)), and the requirement that the definitive agreement related to the business combination between Colombier and PublicSq. (the “Merger Agreement”) and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.'s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier’s securities on a national securities exchange, (x) changes in the competitive market in which PublicSq. operates, variations in performance across competitors, changes in laws and regulations affecting PublicSq.'s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xii) the potential inability of PublicSq. to achieve its business and customer growth and technical development plans, (xiii) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xiv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xv) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s IPO prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement to be filed by Colombier in connection with the Proposed Transaction and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq., or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.